SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K



                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934




                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                      Form 40-F
         ---------------------------                  -----------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No              X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                                               [GRAPHIC OMITTED]


NEWS RELEASE


1.


          2.   PTC REPORTS CONSOLIDATED SECOND QUARTER 2001 RESULTS

     3.   - Restates first quarter results according the IAS 39 & SAB 101 -


Warsaw - August 14, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland's leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the second quarter ended June 30, 2001. Figures are presented in Polish Zloty and in accordance with International Accounting Standards (IAS).


     o Gross subscriber additions totalled 400 thousand in the second quarter, a 7.6 percent increase over the prior year quarter. Total consolidated subscriber base grew 47.7 percent to 3.3 million;

     o    Maintained  leadership  position in the postpaid  market  segment with
          43.7 percent market share;

     o Revenues for the second quarter increased 19.5 percent to PLN 1,060.1 million when compared to the second quarter of 2000 and 8.0 percent sequentially from the first quarter of 2001;

     o EBITDA margin increased to 40.3 percent in the second quarter of 2001 from 28.5 percent in the second quarter of 2000;

     o Net income increased to PLN 215.4 million compared with a net loss of PLN 174.2 million in the prior year quarter;

     o Average Revenue per User (ARPU) for the second quarter was PLN 104.3, a marginal decrease from the first quarter of 2001 ARPU of PLN 104.9;

     o    Monthly churn rate at 1.8 percent.



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



                                    - more -

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2001

     REVENUES

               [GRAPHIC OMITTED]

               Revenues:  Total  revenues  for the
               second  quarter of 2001 grew almost
               20  percent  in  comparison  to the
               same  period of 2000,  despite  the
               reduction in the average  rates per
               minute of use in late 2000.


     In the second quarter of 2001, in addition to the traditional sources of revenue such as monthly service fees, data transmission and revenues from the usage of prepaid airtime cards, service activation fees and the sale of telephones and accessories, PTC realized revenues coming from international calls originated outside Poland, transited via the network of fixed line incumbent Telekomunikacja Polska S.A. and terminated in its network. The new regulation effective from May 28, 2001, contributed to approximately 0.9% of PTC's revenues in the second quarter of 2001.

     Total revenues for the three months ending June 30, 2001 were PLN 1,060.1 million (US$ 265.9(1) million), an increase of PLN 173.2 million (US$ 43.4 million) or 19.5 percent compared with the second quarter of 2000 and an increase of 8.0 percent from PLN 981.2 million (US$ 246.1 million) in the first quarter of 2001.

     During the quarter, service revenues and fees increased 21.2 percent to PLN 1,007.2 million (US$ 252.6 million) from PLN 831.2 million (US$ 208.5 million) in the second quarter of 2000. Compared to the second quarter of 2000, revenues from the sale of telephones and accessories decreased 5.0 percent to PLN 52.9 million (US$ 13.3 million) from PLN 55.7 million (US$
     14.0 million).

     Given the current economic environment and projections for growth in the mobile telephony business in Poland, PTC expects its revenues in 2001 to be approximately 20 percent over the revenues in 2000.

     ARPU

               ARPU:  During the second quarter of
               2001,  ARPU decreased to PLN 104.3,
               as a result  of the  impact  of the
               new  tariff  plans   introduced  in
               November    2000    together   with
               promotional  minutes offered to new
               subscriptions.


     During the second quarter of 2001,  average revenue per user (ARPU) was PLN
     104.3 (US$ 26.2) stabilizing at that level when compared to the first quarter of 2001 while the ARPU was PLN 104.9 (US$ 26.3). Compared to the second quarter of 2000 ARPU decreased by 20.3 percent from PLN 130.9 (US$ 32.8).

     This decrease over last twelve months is the result of the impact of the new tariff plans introduced in the fourth quarter of 2000, which have helped PTC protect its market share, as well as an increasing portion of prepaid users in the total subscriber base.



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



     The second quarter 2001 ARPU from postpaid subscribers was PLN 135.4 (US$ 34.0) compared to PLN 132.3 (US$ 33.2) in the first quarter of 2001 while ARPU from prepaid subscribers was PLN 37.0 (US$ 9.3) compared to PLN 37.1 (US$ 9.3) in the first quarter of 2001.

     COST OF SALES

               [GRAPHIC OMITTED]

               Cost of Sales:  Cost of sales  went
               up by 9.7  percent  in  the  second
               quarter  of 2001 when  compared  to
               second   quarter  of  2000  and  is
               stable  when  compared to the first
               quarter of 2001.


     For the three months ended June 30, 2001, total cost of sales was PLN 619.6 million (US$ 155.4 million), up 9.7 percent from PLN 564.7 million (US$
     141.6 million) in the second quarter of 2000. Costs of sales were stable when compared to the first quarter of 2001 of PLN 619.4 million (US$ 155.4 million).

     Total cost of sales comprises of cost of services sold and cost of sales of telephones and accessories. During the second quarter of 2001, the cost of services sold increased 14.7 percent to PLN 391.5 million (US$ 98.2 million) from PLN 341.5 million (US$ 85.6 million) in the second quarter of 2000.

     Cost of sales of telephones  and  accessories  increased 2.1 percent to PLN
     228.0 million (US$ 57.2 million) compared to PLN 223.3 million (US$ 56.0 million) for the quarter ended June 30, 2000. The marginal increase in the cost of telephones and accessories was a result of increase in gross additions by 7.6 percent and the commencement of retention to subsidize replacement terminals for our high ARPU customers. This was offset by a general decrease in handset purchase prices, as well as the change in the subscriber structure with an increasing proportion of prepaid customers who receive less sophisticated handsets and customers who buy second-hand handsets, in the sales mix.

     Total cost of sales includes PLN 40.3 million (US$ 10.1 million) of retention cost which mainly comes from handset replacement program and advertising.


     GROSS MARGIN

     Gross margin for the quarter was PLN 440.5 million (US$ 110.5 million), compared with a gross margin of PLN 322.2 million (US$ 80.8 million) in the same period of 2000. Gross margin in the second quarter of 2001 went up by
     21.8 percent from PLN 361.8 million (US$ 90.7 million) in the first quarter of 2001.

     As a percentage of total net sales, gross margins grew to 41.6 percent in the second quarter of 2001 from 36.3 percent for the second quarter of 2000.


     OPERATING PROFIT

     Operating profit for the quarter was PLN 250.8 million (US$ 62.9 million), up 99.1 percent when compared to operating profit of PLN 126.0 million (US$
     31.6 million) in the corresponding period of 2000. Operating profit in the second quarter of 2001 improved by 61.9 percent or PLN 95.8 million (US$
     24.0 million) from PLN 155.0 million (US$ 38.9 million) in the first quarter of 2001.

     As a percentage of total net sales, operating profit grew to 23.7 percent in the second quarter of 2001 from 14.2 percent for the second quarter of 2000 and 15.8 percent for the first quarter of 2001.



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


     The increase in the operating profit over the first quarter of 2001 is a result of the 8.0 percent increase in sales whilst cost of sales was held flat and operating expenses fell 8.3 percent. The reduction in operating expenses came from a 12.7 percent decrease in advertising and one-time settlement of a major contract with an infrastructure supplier.


     COST OF ACQUISITION

     During the second quarter of 2001, the average cost of acquisition decreased to PLN 558.9 (US$ 140.2) compared to PLN 617.7 (US$ 154.9) in the second quarter of 2000 and PLN 635.1 (US$159.3) in the first quarter of 2001. The average cost of acquisition for the postpaid subscribers decreased to PLN 837.3 (US$ 210.0) in the second quarter of 2001 from PLN
     937.3 (US$ 235.1) in the first quarter of 2001; the average acquisition cost for prepaid customers decreased to PLN 185.9 (US$ 46.6) compared to PLN 186.2 (US$ 46.7) in the first quarter of 2001.

     The decrease in the blended average acquisition cost reflects the increasing share of prepaid customers in gross subscriber additions and tight management control over acquisition expenses exercised during the second quarter.


     EBITDA GROWTH

               [GRAPHIC OMITTED]

               EBITDA:  In the  second  quarter of
               2001,   EBITDA  grew  69.2  percent
               compared  to the second  quarter of
               previous year.


     EBITDA for the three months ended June 30, 2001 was PLN 427.5  million (US$
     107.2 million) compared to PLN 252.6 million (US $ 63.4 million) in the same period of 2000. This represents EBITDA growth of 69.2 percent compared to the same period of the previous year, a result of 19.5 percent growth in revenue while cost of sales grew by only 9.7 percent, driven by falling churn rate, stabilization of bad debt expenses and a lower share of total acquisition expense in the cost base.

     In the second  quarter of 2001,  EBITDA  went up by 31.7  percent  from PLN
     324.5 million (US$ 81.4 million) in the first quarter of 2001.

     EBITDA margin for the quarter was 40.3 percent, an increase of 118 basis points from 28.5 percent in the same period of 2000.

     PTC targets EBITDA margin for the full year 2001 to be approximately 37 percent.


     FINANCIAL EXPENSES

     In the second quarter of 2001, net interest expense was PLN 117.7 million (US$ 29.5 million), compared to PLN 125.5 million (US$ 31.5 million) for the three months ending June 30, 2000 and PLN 117.6 million (US$ 29.5 million) for the first quarter of 2001. This is the result of the strengthening of the local currency, the Zloty, against the US dollar and the Euro coupled with the decrease of Zloty interest rates decreasing the cost of Zloty debt. Cash interest paid, net(2) for the six months ended June 30, 2001, was PLN 90.6 million (US$ 22.7 million).



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



     During the three months ended June 30, 2001, the Polish Zloty further appreciated against the US Dollar and Euro to finish the quarter at the rate of US$1=PLN 3.9871 and Euro 1=PLN 3.3783. The currency strength resulted in a net foreign exchange gain of PLN 139.2 million (US$ 34.9 million) for the three months ended June 30, 2001, compared to a net foreign exchange loss of PLN 178.4 million (US$ 44.7 million) for the three months ended June 30, 2000. Net foreign exchange gains include a loss of PLN 58.4 million (US$ 14.6 million) that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currency.

     In the first quarter of 2001, PTC implemented new accounting standard IAS 39 Financial Instruments: Recognition and Measurement. As a result changes in fair value of derivatives embedded in the Company's Notes and other contracts are recognized as other financial income or expense in the statement of operations, As of June 30, 2001 the Company recognized other financial income of PLN 12.5 million (US$ 3.1 million).

     Foreign exchange gains and lower interest expense together with other financial income resulted in a net financial income of PLN 13.9 million (US$ 3.5 million) in the second quarter of 2001 compared to the net financial expense of PLN 304.0 million (US$ 76.2 million) in the second quarter of 2000.

     PTC is managing  its foreign  exchange and  interest  rate risks  through a
     hedging   policy,   implemented   early  2000  and  monitored  and  updated
     continuously.


     BAD DEBT EXPENSE

     Through its aggressive bad debt management policy and the increase in portion of prepaid users, PTC was able to reduce the charge of bad debt expenses to 2.3 percent of total revenues at the end of the second quarter of 2001, a highly satisfactory improvement from 4.5 percent at the end of the second quarter of 2000. The bad debt policy includes monitoring of shops, dealers and sales people as well as all subscribers.



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



     NET INCOME

               [GRAPHIC OMITTED]

               Net  Income:  PTC  earned PLN 215.4
               million (US$ 54.0 million) compared
               to a net loss of PLN 174.2  million
               (US$ 43.7  million)  in the  second
               quarter of 2000.


     Strong operating results together with the Zloty's further appreciation against the USD and the Euro during the second quarter of 2001, enabled PTC to record net income of PLN 215.4 million (US$ 54.0 million) compared to a net loss of PLN 174.2 million (US$ 43.7 million) in the corresponding period of 2000 and to a net profit of PLN 136.7 million (US$ 34.3 million) in the first quarter of 2001.

     LIQUIDITY

     As of June 30, 2001, PTC had drawn down the Zloty tranche of PLN 953.0 million (US$ 239.0 million) and multicurrency tranche of Euro 83.0 million (US$ 70.3 million) under the new senior secured Bank Credit Facilities, leaving approximately Euro 285 million (US$ 241.0 million) available but undrawn.

     Total debt as of June 30, 2001 was PLN 4,563.5 million (US$ 1,144.6 million) which comprised of PLN 40.1 million (US$ 10.1 million) of current debt(3) and 4,523.4 million (US$ 1,134.5 million) of long-term debt(4).

     On May 8, 2001, PTC issued Senior Subordinated Guaranteed Notes in the amount of Euro 200 million with an annual coupon of 10? percent paid semi-annually each January 31 and July 31 commencing July 31, 2001. The notes mature on May 1, 2008 and are parri pasu with other outstanding notes issued by PTC in 1997 and 1999. PTC anticipates that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities secured February 2001 will satisfy all Company funding requirements into 2002, including payments for the UMTS license installments.


OPERATIONAL HIGHLIGHTS


     SUBSCRIBER GROWTH

               [GRAPHIC OMITTED]

               Growth in Subscriber Base: compared
               to  the  second  quarter  of  2000,
               subscriber   base  in  the   second
               quarter of 2001  increased  by 47.7
               percent,  making PTC the undisputed
               leader  in  the   Polish   wireless
               market.


     During the second quarter,  PTC attracted 399,704 subscribers (gross adds),
     7.6 percent more than in the second quarter of 2000, bringing the total number of subscribers at the end of the second quarter of 2001 to 3.3 million. In comparison to the second quarter of 2000, the total subscriber base increased 47.7 percent to 3,317,002 from a subscriber base of 2,245,339 at the end of the second quarter of 2000.



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



     PTC attracted 228,867 postpaid subscribers and 170,837 prepaid subscribers compared to 257,596 postpaid subscribers and 113,774 prepaid subscribers in the second quarter of 2000. This is a result of a change in the proportion of the prepaid subscribers in the gross additions and reflects the slow-down in postpaid growth caused by the deteriorating Polish economic situation coinciding with growing acceptance of prepaid services with no contractual obligations. This situation is visible in the whole wireless market which is reflected by PTC's stable market share in the postpaid segment.

     During the quarter, the Company's postpaid subscribers grew to 2,229,630, a
     28.6 percent increase from 1,733,742, at the end of the second quarter of 2000. Prepaid subscribers totalled 1,087,372 and represented 32.8 percent of all subscribers, versus 511,597 and 22.8 percent at the end of the second quarter 2000.

     The Company estimates that the overall Polish wireless market grew by another 10 percent in the second quarter of 2001 to approximately 8.2 million subscribers, which represents approximately 21.3 percent penetration.

     PTC's subscriber base represents approximately 40.3 percent of the total wireless market, which positions PTC as the leader among wireless services providers in Poland.


     CHURN RATE

               [GRAPHIC OMITTED]

               Churn   Rate:   During  the  second
               quarter 2001,  churn rate increased
               slightly when compared to the first
               quarter  of 2001,  as a  result  of
               increase   in   churn   rate   from
               postpaid customers.


     In the second quarter of 2001, the average monthly churn rate increased slightly when compared to the first quarter of 2001, but decreased significantly when compared to the second quarter of 2000, to reach 1.8 percent.

     The average  monthly churn rate was 2.4 percent for postpaid  customers and
     0.5 percent for prepaid customers. The low churn rate for the prepaid segment can be attributed to changes in disconnection terms from 6 to 12 months that brings PTC policy in line with those of the market. PTC's prepaid disconnections began to increase during the second quarter of 2001, as the disconnection free period, a result of an extension of coupon validity period from six to twelve months, ended in May 2001.

     The increased churn rate in the postpaid market is primarily due to the fact that in the first quarter of 1999, PTC introduced its low user Halo tariff which was highly successful in boosting its subscriber base with approximately 262 thousand customers, who signed standard two year contracts in the second quarter of 1999, which expired in the second quarter of 2001. After the expiration of the contract customers may leave PTC's network with no additional fees or switch to prepaid. In order to minimize churn rate in this group, the Company ran several loyalty and retention programs but it nonetheless recorded a slight increase in the churn rate for postpaid subscribers.

     Whilst churn rate went up in the second quarter, it has been dropping over the last twelve months mainly as a result of changes in the disconnection policy for prepaid customers, PTC's Loyalty Program, new tariff plans, market segmentation and value-added services. It reflects improved customer satisfaction and proves the high quality of PTC's network, services and commitment to providing its customers with the best service in the Polish market.



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



     MINUTES OF USE

     Calculated on a monthly basis as a subscriber's average, MOU's during the quarter were 165, compared to 150 in the first quarter of 2001. Compared to the second quarter of 2000, the current MOU's increased from 161 minutes.

     The average MOU's in the second quarter of 2001 were 202 minutes for postpaid customers and 84 minutes for prepaid customers.

     The increase of MOU's can be attributed to PTC's strategy of using bundled minutes of airtime in tariff plans and free or discounted promotional minute packages to stimulate increased utilization of mobiles and substitution of fixed line alternatives in the calling habits of our customers.

     GROWTH IN THE NUMBER OF SMS

               SMSs  sent  from  the  PTC  network
               increased    to   almost   12   per
               subscriber  per month in the second
               quarter.

     During the second quarter of 2001, the average number of SMSs sent from the PTC network increased to almost 12 SMSs per subscriber per month compared to approximately 11 SMSs per month in the first quarter of 2001. Postpaid subscribers sent slightly above 12 SMSs per month while prepaid users sent about 10 SMSs per month.

     NETWORK BUILD-OUT

               [GRAPHIC OMITTED]

               Network  Build-Out:  At the  end of
               the  second  quarter  2001,   total
               network  investment reached PLN 6.1
               billion. This includes both network
               assets  of  PLN  3.8   billion  and
               license fees of PLN 2.3 billion.


     During the second quarter of 2001, PTC completed the roll-out of its 3,600 km SDH microwave backbone connecting the 12 most important metropolitan areas in the country.

     The network reduces PTC's dependence on leased lines connections with TPSA, and reduces the cost of sales, accordingly. As a result of the introduction of PTC's SDH backbone leased line expenses decreased by 53.1 percent to PLN
     19.1 million (US$ 4.8 million) in the three months ended June 30, 2001 from PLN 40.7 million (US$ 10.2 million) in the three months ended June 30, 2000.

     PTC invested approximately Euro 43.4 million in its SDH backbone network by June 30, 2001.

     PTC is also investing in the build-out of its GSM network to increase the capacity of the network and further improve the already high quality of its services. Under the license agreement, PTC is required to cover 90 percent of Poland's geographic area with the combined GSM 900/1800 network by June 2004. This requirement has already been fulfilled as PTC's network covered
     95.0 percent of the geographical area representing approximately 99.0 percent of the population as of June 30, 2001.


COMPANY RESTATES FIRST QUARTER RESULTS ACCORDING TO THE IAS 39


     On January 1, 2001, PTC adapted IAS 39 - Financial Instruments: Recognition and Measurement. This standard establishes principles for recognizing and measuring financial assets and financial liabilities.

     During the second quarter, PTC improved its methodology, measurement techniques and reporting standards for estimating the fair value of derivative instruments to fully comply with those new regulations and decided to restate its first quarter results according to the newly implemented methodologies. The Company restated its first quarter results and filed a new Form 6-K with the Securities and Exchange Commission in the United States on August 9, 2001.

     The restatement of its first quarter resulted in PTC taking the following actions on the profit and loss statement for the three months ended March 31, 2001:

     o Interest and other financial expenses, net went down to PLN 13.7 million (US$ 3.4 million) from PLN 21.5 million (US$ 5.4 million);

     o Profit before taxation went up to PLN 141.2 million (US$ 35.4 million) from PLN 133.4 million (US$ 33.5 million);

     o    Taxation  charge went up to PLN 4.5 million (US$ 1.1 million) from PLN
          2.6 million (US$ 0.7 million);

     o    Net income went up to PLN 136.7  million (US$ 34.3  million)  from PLN
          130.8 million (US$ 32.8 million).

     The restatement also impacted the balance sheet as follows:

     o Long term assets and deferred tax went up to PLN 6,228.7 million (US$ 1,562.2) from PLN 6,206.6 million (US$ 1,556.7 million);

     o Total assets went up to PLN 7,283.4 million (US$ 1,826.7 million) from PLN 7,261.3 million (US$ 1,821.2 million);

     o Total liabilities went up to PLN 6,481.2 million (US$ 1,623.5 million) from PLN 6,446.8 million (US$ 1,616.9 million);

     o Shareholders' equity went down to PLN 802.2 million (US$ 201.2 million from PLN 814.5 million (204.3 million).


COMPANY RESTATES YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 RESULTS FOLLOWING REVENUE RECOGNITION POLICY CHANGE


     The Company modified its revenue recognition policy effective January 1, 2001 for the reasons explained below. In accordance with IAS rules and in connection with the Registration Statement filed with SEC on August 10, 2001, in relation to the issuance of High Yield Bonds in May 2001, results for PTC past three years have been restated in accordance with the new policy.

     The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB 101") that was issued by the Securities and Exchange Commission. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions and their presentation in the IAS financial statements so as to minimize differences between IAS and US GAAP revenues.

     The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

     For further information please see Note 5: "Changes in Accounting Policies" to the Financial Statements as of and for the year ended December 31, 2000, 1999 and 1998.

RECENT DEVELOPMENTS


     ISSUANCE OF SENIOR SUBORDINATED GUARANTEED NOTES

     On May 8, 2001, PTC International Finance II S.A., PTC's subsidiary, issued
     (euro)200,000,000 Senior Subordinated Guaranteed Notes due 2008, guaranteed by PTC. The bond offering was oversubscribed by around 50 percent and the bonds were issued at par with an annual coupon of 10? percent paid semi-annually on January 31 and July 31, commencing July 31, 2001.

     THE PROCEEDS FROM THE OFFERING WERE USED TO:

     o make a short term repayment of the amounts drawn under the Company's revolving five year Bank Credit Facilities. PTC anticipates that these facilities was redrawn to fund scheduled UMTS license instalment due in June and will also cover the license instalment due in September 2001;

     o repay a Bridge Loan Facility in the amount of approximately Euro 28 million, plus interest, which was used to partially cover the installment on the UMTS license due on March 31, 2001; and

     o    fund working capital needs and capital expenditure.

     PTC anticipates that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities secured February 2001 will satisfy all Company funding requirements into 2002, including the instalments for the UMTS license.



     SYNDICATION OF EURO 100 MILLION HAS BEEN LAUNCHED

     On August 6, 2001,  Deutsche Bank AG (DB) and  DresdnerKleinwortWasserstein
     (DKW) launched a syndication for Euro 100 million Supplemental Credit Facility, as part of the biggest Bank Credit Facility ever signed in Poland and granted to PTC in February 2001 in the amount of Euro 650 million. In full co-operation with PTC, DB and DKW are syndicating a portion of their existing commitments as arranging banks to the to the Euro 650 million facility. This syndication does not raise any additional funding for PTC.



     HEDGING TRANSACTIONS

     During the second quarter of 2001, in accordance with its hedging policy, PTC entered into several cross currency transactions to hedge future coupon payments. PTC has elected to employ hedge accounting for the transactions under IAS 39 with the result that the fair value of these derivative instruments is held in equity until the underlying hedged coupon payments are recognized in the profit and loss statement. At June 30, 2001, the fair value was a liability of PLN 28.0 million (US$ 7.0 million). During July 2001, the Zloty weakened significantly from the high levels seen during the first half of 2001. Preliminary results for July 2001 include unrealised foreign exchange losses on the Notes of PLN 259.8 million (US$ 65.2 million) whilst these derivative instruments have gained in value by approximately PLN 61.2 million (US$ 15.3 million) and represented asset of PLN 33.2 million (US$ 8.3 million) at July 31, 2001.

     NEW INTERNATIONAL CALLS SETTLEMENT RULES

     On May 28, 2001, the Office for Telecommunications Regulations, issued the regulation governing the settlement of international calls terminated on GSM networks. The new regulation provides that PTC is entitled to receive part of the revenues coming from international calls originated outside Poland, transited via the network of fixed line incumbent Telekomunikacja Polska S.A, and terminated in its network. Prior to such date, PTC was not entitled to any revenues coming from calls that originated outside Poland and terminated in our network.

     PLEDGE ON PTC'S ASSETS

     On April 24, 2001, an asset pledge granted in favour of the Lenders under the Bank Credit Facilities was registered with the Warsaw district court. There are no further requirements, under the terms of our Bank Credit Facilities that PTC has to comply with relating to these security interests.

     PTC'S BUSINESS PLAN APPROVED BY LENDERS

     On May 25, 2001, as required under the terms of the Bank Credit Facilities, the Lenders approved PTC's UMTS business plan. This approval means that there are no restrictions on the utilization of funds available under these facilities for the Company's UMTS operational and capital expenditures.



     SDH MICROWAVE NETWORK COMPLETED

     On June 28, 2001, PTC completed the last five links of its nationwide SDH backbone network, a substantial portion of which had been operational since January 2001



     ABOLISHMENT OF MINISTRY OF POST AND TELECOMMUNICATION

     On July 24, 2001, the Government decided to reorganize the Ministry of Economy and turned the government administration division - communications over to the Minister of Economy. As a result, the division in the Ministry of Post and Telecommunications overseeing the telecommunications industry was transferred to the Ministry of Economy, and the Ministry of Post and Telecommunication has been abolished.



     NEW VALUE ADDED SERVICES

     During the second quarter, PTC introduced video streaming, localization services (regional information, etc) and GSM Pro (group communication system) for business customers. PTC also launched several new solutions including:

     o    E-mail2E-mail

     PTC launched this service in May 2001. This service allows PTC's customers to send e-mails to defined addresses with security features. PTC acts as a mail proxy when offering these services

     o    Games

     In April 2001, PTC introduced games based on SMSs, WAP and the world wide web. The games portfolio includes: JackPot, BlackJack, Intelekt and EraGotchi.

     o    Fleet Management

     This product, which is based on GPS and GSM, is dedicated to supervise fleets of cars in the transportation business. Clients can monitor the real time locations of vehicles and receive and send data to the vehicles.

     o    "Strefa 076"

     PTC, as the first Company in Poland and one of very few companies in the world, launched the new service which allows its subscribers to reduce the cost of airtime but not reducing the profits for the operators. Volunteers, while sign up, can have their chosen calls interlaced with the advertisements and in case of such a call the cost of this call is reduced by approximately 50 percent.


GOALS FOR 2001


     UMTS NETWORK DEPLOYMENT COSTS AND TARGETS

     According to the UMTS license conditions PTC is obliged to start offering its services between January 1, 2003 and January 1, 2004. PTC is also obliged to cover 20 percent of geographical area by end of year 2004. To fulfill those requirements, PTC started negotiations with suppliers of network equipment to be able to prepare a trial version of the UMTS network on leased frequencies from the Ministry of Economy in year 2001. PTC also started a research on the UMTS network planning and usage to be prepared for new services implementation.

     PTC is going to spend approximately Euro 1.4 billion (US$ 1.2 billion) by the end of year 2008 for its UMTS network deployment.



     NEW PRODUCTS

     PTC will continue to create and introduce new innovative products and services based on SMS, WAP and data transmission technologies to its subscribers.

     PTC is preparing the development of new services based on payment gateway, WAP, LBS and IN platforms like mobile banking, fleet management and new or upgraded prepaid services.

FORWARD LOOKING STATEMENTS


     This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

     o    the effects of competition in the Polish market;

     o the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

     o the ability of PTC to continue to grow and maintain its leadership position in the market;

     o    the uncertainties related to PTC's strategic investments;

     o the impact of any unusual items resulting from PTC's business operations;

     o the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

     o other risks referenced from time to time in PTC's filings with the Securities and Exchange Commission.

     The words "estimate," project," "intend," or "expect," "believe" and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on such forward-looking statements. PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events. PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

FOR FURTHER INFORMATION PLEASE CONTACT:


Malgorzata Zelezinska                     Alexander Fudukidis
IR Manager                                Global Corporate Relations
(+48) 22 413 3275                         (+1) 212 262 6103
Mobile: (+48) 602 20 3275                 Mobile: (+1) 646 258 2071
Fax: (+48) 22 413 6235                    Fax: (+1) 212 262 6115
mzelezinska@era.pl                        fudukidisa@msn.com

3.1  Annex 1 Profit and Loss Statement - Summary Level from SEC 6-K report

           (International Accounting Standards - in thousands of PLN)


                                             Six months       Three months      Six months ended     Three months
                                                ended             ended                                  ended
                                                                                 June 30, 2000       June 30, 2000
                           June 30, 2001 June 30, 2001
                                                                                  (unaudited)         (unaudited)
                                             (unaudited)       (unaudited)         (restated)         (restated)

Net sales                                      2,041,228          1,060,074           1,686,116            886,895

Cost of sales                                (1,238,972)          (619,581)         (1,097,266)          (564,732)
                                           ---------------  ---------------      --------------      -------------
Gross margin                                     802,256            440,493             588,850            322,163

Operating expenses                             (396,461)          (189,663)           (363,373)          (196,171)
                                           --------------    --------------      --------------      -------------
Operating profit                                 405,795            250,830             225,477            125,992

Non-operating items
   Interest and other financial income           393,101            202,526              61,780             63,660
   Interest and other financial expenses       (392,939)          (188,628)           (431,829)          (367,615)
                                           -------------      -------------       -------------     --------------
Profit/(loss) before taxation                    405,957            264,728           (144,572)          (177,963)

Taxation benefit/(charge)                       (53,867)           (49,356)               1,871              3,718
                                           -------------      -------------       -------------      -------------
Comprehensive net profit/(loss)                  352,090            215,372           (142,701)          (174,245)
                                                ========           ========            ========           ========


Annex 2 Balance Sheet - Summary Level from SEC 6-K report

           (International Accounting Standards - in thousands on PLN)


                                                                     At                             At

                                                                June 30, 2001                December 31, 2000

                                                                 (unaudited)              (unaudited) (restated)
Current assets
       Cash and cash equivalents                                             95,647                       29,465
Short-term investment                                                       176,172                      191,679
       Debtors and prepayments                                              515,869                      481,666
       Inventory                                                            156,764                      209,290
                                                                       ------------                 ------------
                                                                            944,452                      912,100


Long-term assets
       Tangible fixed assets, net                                         3,792,017                    3,514,091
       Intangible fixed assets, net                                       2,276,004                    2,314,171
Financial assets                                                             47,756                       96,880
       Deferred cost                                                         86,229                      202,747
                                                                      -------------                -------------
                                                                          6,202,006                    6,127,889
                                                                      -------------               --------------
Total assets                                                              7,146,458                    7,039,989
                                                                           ========                     ========

Current liabilities                                                         733,672                    2,193,034

Long-term  liabilities                                                    5,312,219                    4,097,642

Deferred tax liability, net                                                 107,055                       60,508

Provisions for liabilities and charges                                        3,923                        1,858
                                                                     --------------                -------------
Total liabilities                                                         6,156,869                    6,353,042
                                                                     --------------             ----------------
Shareholders' equity
       Share capital                                                        471,000                      471,000
Additional paid in capital                                                  409,754                      409,754
Hedge reserve                                                              (27,980)                            -
Accumulated income/(deficit)                                                136,815                    (193,807)
                                                                     --------------              ---------------
                                                                            989,589                      686,947
                                                                     --------------              ---------------
Total liabilities and Shareholders' equity                                7,146,458                    7,039,989
                                                                           ========                     ========


Annex 3 Cash Flow - Summary Level from SEC 6-K report

           (International Accounting Standards - in thousands of PLN)



                                                                           Six months ended    Six months ended
                                                                            June 30, 2001        June 30, 2000

                                                                             (unaudited)          (unaudited)
                                                                                                  (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:

                        (ii)  Net (loss)/profit before taxation                      405,957             (144,572)

Adjustments for:
Depreciation and amortization                                                        346,137               235,121
Charge to provision  and write-offs of doubtful debtors                               46,868                76,149
Charge to provision for inventory                                                        124                 4,855
Other provisions and special funds                                                     2,065                 1,657
Foreign exchange losses/(gains), net                                               (240,811)                87,139
Loss on disposal of tangibles and intangibles                                            182                 3,343
Interest expense, net                                                                222,784               245,575
                                                                                ------------        --------------
Operating cash flows before working capital changes                                  783,306               509,267

Decrease/(increase) in inventory                                                      52,402              (76,480)
Increase in debtors, prepayments and deferred cost                                 (109,959)              (72,345)
Increase/(decrease) in trade payables and accruals                                     (626)                63,269
                                                                                ------------        --------------
Cash from operations                                                                 725,123               423,711

Interest paid                                                                      (263,549)             (245,812)
Interest received                                                                     17,313                     -
Income taxes paid                                                                      (723)                     -
                                                                                ------------        --------------
Net cash from operating activities                                                   478,164               177,899

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                               (851,198)             (139,386)
Purchases of tangible fixed assets                                                 (723,616)             (670,247)
Proceeds from long-term investment, net                                               83,452                99,012
Proceeds from sale of equipment and intangibles                                        1,834                14,541
Interests received                                                                         -                20,417
                                                                                ------------        --------------
Net cash used in investing activities                                            (1,489,528)             (675,663)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Net proceeds from Bank Credit Facilities and Bridge Loan                           1,235,467                     -
Repayment of Loan facility                                                         (836,158)             (488,349)
Proceeds from the Notes issuance                                                     704,141                     -
Net change in overdraft facility                                                    (24,936)                     -
                                                                                ------------        --------------
Net cash from / (used in)  financing activities                                    1,078,514             (488,349)

 Net increase/(decrease) in cash and cash equivalents                                 67,150             (986,113)

Effect of foreign exchange changes on cash and cash equivalents                        (968)               (6,844)

Cash and cash equivalents at beginning of period                                      29,465             1,095,509
                                                                                ------------        --------------
Cash and cash equivalents at end of period                                            95,647               102,552


Annex 4 Consolidated Statement of Changes in Equity - Summary Level from SEC 6-K report

           (International Accounting Standards - in thousands of PLN)



                              Share Capital      Additional     Hedge reserve     Accumulated         Total
                                              paid-in capital                       deficit

Balance at January 1, 2000            471,000                -                -        (303,194)          167,806

Comprehensive  net loss for                 -                -                -        (142,701)        (142,701)
the period,

                             ---------------- ------------------  ------------- ----------------    -------------
Balance  at June  30,  2000           471,000                -                -        (445,895)           25,105
(unaudited) (restated)
                                =============   ==============    =============    =============     ===========


                              Share Capital      Additional     Hedge reserve     Accumulated         Total
                                              paid-in capital                   (deficit)/profit

Balance at January 1, 2001,           471,000          409,754                - (193,807)5                686,947
Effect of adopting IAS 39                   -                -                -         (21,468)         (21,468)

Fair  value  losses on cash                 -                -         (27,980)                -         (27,980)
flow hedge
Comprehensive   net  profit                 -                -                -          352,090          352,090
for the period

                             ---------------- ------------------  ------------- ----------------    -------------
Balance  at June  30,  2001           471,000          409,754         (27,980)          136,815          989,589
(unaudited)
                                =============   ==============    =============    =============     ===========


Annex 5 Statistical data


                                           Three months     Six months ended    Three months   Six months ended
                                               ended         June 30, 2001         ended         June 30, 2000
                                           June 30, 2001                       June 30, 2000
Number  of   subscribers                     3,317,002         3,317,002         2,245,339         2,245,339
(at   the   end  of  the
period)
                         Postpaid            2,229,630         2,229,630         1,733,742         1,733,742
                         Prepaid             1,087,372         1,087,372          511,597           511,597

Gross adds                                    399,704           807,938           371,370           757,282
                         Postpaid             228,867           472,886           257,596           545,988
                         Prepaid              170,837           335,052           113,774           211,294

MOU                                             165               158               161               157
                         Postpaid               202               191               180               173
                         Prepaid                84                 81                94               98

Outgoing MOU                                    75                 71                72               69
                         Postpaid               101                94                85               82
                         Prepaid                20                 20                24               22

SMSs                                            12                 12                6                 5
                         Postpaid               12                 12                7                 6
                         Prepaid                10                 10                3                 2

Churn                                           1.8               1.6               2.1               2.2
                         Postpaid               2.4               2.2               2.0               2.1
                         Prepaid                0.5               0.3               2.2               2.5

ARPU                                           104.3             104.6             130.9             129.8
                         Postpaid              135.4             133.9             156.4             153.3
                         Prepaid               37.0               37.1              41.2             43.9

Cost of Acquisition                            558.9             597.4             617.7             602.7
                         Postpaid              837.3             888.9             842.9             779.7
                         Prepaid               185.9             186.0             107.9             145.2



--------

(1) For the convenience of the reader, Zloty amounts have been translated into Dollars at the rate of PLN 3.9871 per Dollar, the fixing rate announced by the National Bank of Poland on June 29, 2001.

(2) Cash interest paid, net consist of interest paid excluding interest on licenses and Notes.

(3) Total current debt reflects selected current liabilities as represented in our Financial Statements including overdraft facilities and finance lease payables.

(4) Total long-term debt reflects selected long-term liabilities as represented in our Financial Statements including long-term notes, Bank Credit Facilities(excluding current portion) and finance lease payables (excluding current portion).


(5) The amount of PLN 193,807 representing accumulated deficit as of January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)




By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General




By: /s/ Wojciech Ploski

Wojciech Ploski, Director of Strategy, Marketing and Sales





By: /s/ Jonathan Eastick

Director of Finance




         August 14,  2001